Exhibit 99.1

Global-e Appoints Tomer Gold as Chief Revenue Officer

Gold, currently EVP of the SMB & Channel division, will lead the company's revenue organization starting October 1, 2026

PETAH TIKVA, Israel, October 1, 2026: Global-e Online Ltd. (Nasdaq: GLBE), the leading global e-commerce enablement platform powering the world's most iconic brands, today announced that Tomer Gold, currently Executive Vice President of the company's SMB & Channel division, will become Chief Revenue Officer, effective October 1, 2026. Gold brings extensive experience across Global-e's commercial organization and a deep understanding of its customers, products, and global growth strategy. He will lead the company's revenue organization as Global-e enters its next phase of growth.

Ran Fridman, Chief Revenue Officer, will leave the company after more than five years to pursue his next opportunity. During his tenure, Fridman helped scale the company's commercial organization and supported its growth worldwide.

"As our first ever hired CRO, Ran played a pivotal role in scaling Global-e's business and global outreach. We thank him for his valuable contribution to the company's growth, and wish him great success in his new endeavor," said Nir Debbi, President of Global-e. "We also wish Tomer much success in his new role as CRO. Given Tomer's proven leadership abilities and his in-depth knowledge of Global-e's organization and business lines, we are confident he will lead the company's commercial organization to new heights."

About Global-e

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,500 brands and retailers across North America, EMEA and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Alan Katz
Global-e Investor Relations
IR@global-e.com

Press Contact:
Sarah Small
Headline Media
sarah@headline.media
+1 (914) 336-4718